June 14, 2010

VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Pradip Bhaumik

Re:	CommScope, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 1-12929

Dear Ms. Blye:

On behalf of CommScope, Inc. (the “Company”), this letter responds to your letter dated May 18, 2010 (the “Comment Letter”) concerning the Company’s April 30, 2010 response to your November 13, 2009 Comment Letter.

The Comment Letter requests the following information:

1. You advise us that you are aware that a foreign original equipment manufacturer purchases your products from one of your foreign subsidiaries and uses these products in systems that it sells in Iran, Sudan, Cuba, and Syria. Please tell us the dollar value of revenues you have earned from sales to this original equipment manufacturer for each of the last three fiscal years and the subsequent period. Please provide us similar information for any other resellers of your products to the extent that you are aware that those resellers have sold or distributed your products into sanctioned countries and you are able to determine the number or quantity of your products that have been thus sold or distributed by those resellers into the referenced countries.

2. Please discuss the materiality of these indirect contacts with Iran, Sudan, Cuba, and Syria, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with the referenced countries for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, Cuba, and Syria. In this regard, we note that this investor sentiment does not turn solely on the legality of the operations associated with those countries.

The Company responds to the two requests, respectively, as follows:

REQUEST NO. 1.

Company revenues derived from sales to the referenced foreign original equipment manufacturer (“OEM”) for each of the last three fiscal years reflected in the 2008 Form 10-K (i.e., 2006-2008), and the subsequent period (i.e., FY 2009 and the first quarter of 2010) are listed below. With regard to the number or quantity of Company products that have been sold or distributed by the OEM into Iran, Sudan, Cuba, or Syria (hereinafter the “Sanctioned Countries”), the Company does not have or typically obtain data from customers that would allow it to provide such information. The Company only became aware of reexports by the OEM to the referenced countries when a foreign subsidiary acquired OEM shipment information for a portion of 2008 in connection with a logistics issue. This information, which has not been verified by the Company, suggested that, collectively, about 5 percent of the OEM’s reexports of Company products (the vast majority of which were not U.S. origin) were to the Sanctioned Countries. As noted in the Company’s April 30, 2010 letter, the Company received assurances from the OEM that it had confirmed with the U.S. Department of Commerce that such product constitutes de minimis U.S.-origin content in its systems and that its reexports of Company product do not violate U.S. export laws.

In the absence of actual data regarding reexports of Company products by the OEM to the Sanctioned Countries, for purposes of estimating the Company revenues that may have been associated with products that the OEM reexported to the Sanctioned Countries, the figures below use the percentage of the OEM’s reexports to Sanctioned Countries that was learned from the unverified information the Company obtained regarding a portion of 2008 (i.e., approximately 5 percent) and applied this percentage to all Company revenues from sales to the OEM.

FY	Revenues from OEM	5%
2006	$9,175,073	$458,753
2007	$69,696,773	$3,484,838
2008	$89,047,174	$4,452,359
2009	$54,599,226	$2,729,961
2010(Q1)	$9,917,639	$495,882

There were additional sales to branches and affiliates of the OEM, but we do not have information suggesting that these products are being reexported to Sanctioned Countries.

As reported in the Company’s April 30, 2010 letter, the following sales by foreign subsidiaries were identified as being for end use by the United Nations in Sudan.

FY	Revenues from Sales in Support of UN in Sudan
2006	$64,372
2007	$6,340
2008	$33,682
2009	$44,775	*
2010 (Q1)	N/A

*	Includes €27,279 ($38,190 at 1.40 USD/Euro)

Although the Company’s review in response to the November 13, 2009 Comment Letter noted anecdotal evidence that a few non-U.S. resellers or their customers have reexported non-U.S. origin Company products to Iran or Sudan, the limited number of instances in which such reexports were identified suggests the incidence of such activity is very small. The Company, however, lacks information to allow it to quantify or estimate the volume of such sales activity.

REQUEST NO. 2.

Quantitative materiality. Because, with the exception of isolated sales in support of United Nations operations in Sudan, the Company does not make sales to customers when it knows that Company product is intended specifically for end use in Iran, Sudan, Cuba, or Syria, the Company lacks sufficient information to accurately state the actual revenue that may be attributable to sales of Company products in the these countries by its international customers. In order to estimate the revenues associated with such sales for purposes of evaluating quantitative materiality, the revenues identified in response to Request No. 1 are listed below as a percentage of the Company’s gross revenues.

FY	Gross Revenues		Estimated Relevant Revenues	Estimated Percent of Gross Revenues
2006*	$3,777,500,000		$523,125	0.01%
2007*	$4,149,900,000		$3,491,178	0.08%
2008	$4,016,561,000		$4,486,041	0.11%
2009	$3,024,859,000		$2,774,736	0.09%
2010	$721,606,000	(Q1)	$495,882	0.07%

*	Include revenues of Andrew Corporation, which was acquired by the Company on December 27, 2007

Based on the limited information available, the estimated revenues potentially received indirectly by the Company from customers who are reexporting Company product to Sanctioned Countries is clearly well below any threshold of quantitative materiality as a percentage of the Company’s revenues. The Company has no assets or liabilities that are associated with the Sanctioned Countries.

Qualitative materiality. Neither the Company nor any of its subsidiaries does business with U.S.-designated state sponsors of terrorism. In addition, Company policy exceeds U.S. legal requirements by prohibiting foreign subsidiaries from doing business in the Sanctioned Countries or selling products when the destination is known to be one of these countries unless the Company would be permitted to do so under U.S. law and with U.S.-origin products. As noted in our April 30, 2010 letter, the Company found at least 14 documented cases of sales opportunities since 2006 that were not pursued because the end user was in Iran, Syria, or Sudan, even though the majority of these transactions involved foreign subsidiaries that could legally have pursued the business opportunities using foreign-manufactured product. The Company believes that the actual number of refusals would be substantially higher if informal communications were included (e.g., response to telephone inquiries).

With regard to isolated sales in support of the United Nations in Sudan by Company subsidiaries, the Company does not believe that such sales are harmful to the Company’s reputation. On the contrary, the United States Government has determined that support of the United Nations in Sudan is permissible even for U.S. companies under a general license in the Sudan Sanctions Regulations. These sales are in support of the United Nations, not the Sudanese government or Sudanese businesses.

As a large global manufacturer of communications-related equipment with major international communications-related customers, the Company cannot reasonably be expected to control or have knowledge of the reexportation of its products by foreign customers that purchase Company products for their inventories and/or manufacturing operations. When the Company has had reason to believe that a customer may be reexporting Company products in violation of U.S. laws and regulations, the Company’s practice has been to make inquiries to obtain assurance that the customer is in compliance with such laws and regulations.

Based on the foregoing, the Company believes that the contacts noted in its April 30, 2010 letter were not qualitatively or quantitatively material to the Company, that they pose no material risk to the Company’s investors, its reputation, its financial condition, or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.

Sincerely,

/s/ Frank B. Wyatt, II
Frank B. Wyatt, II
General Counsel

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